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                         [LETTERHEAD OF GRANT THORNTON]

We have issued our reports dated February 20, 1998 (except for note A. Item (b), as to which the date is April 16, 1998, Note C, Note J, Items 4 and 5, as to which the date is March 10, 1998, and Note J, Item 6, as to which the date is April 20, 1998 (accompanying the financial statements of Proflight Medical Response, Inc. contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned reports in Amendment No. 3 to the Registration Statement and Prospectus, and to the use of our name as it appears under the caption "Experts"; "Summary Historical and Pro Forma Financial Data" and "Selected Financial Data."


GRANT THORNTON LLP


Denver, Colorado
May 1, 1998






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